Filed Pursuant to Rule 424(b)(3)

Registration No. 333-166720

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated November 6, 2013)

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.

11,384,566 shares of Common Stock

This Prospectus Supplement No. 2 is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement No. 2 supplements the Prospectus dated November 6, 2013 (the “Prospectus”) of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”), as supplemented by Prospectus Supplement No. 1 dated November 20, 2013, with the following additions and changes:

(1)	Update, amend and supplement the Company’s Prospectus dated November 6, 2013 with information in the Company’s attached Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013 as filed with the Securities and Exchange Commission on February 19, 2014.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus or any amendment or supplement thereto, shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 2.  This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AND ANY OF OUR OTHER FILINGS INCORPORATED THEREIN BY REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 24, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

☑	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended	December 31, 2013

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from	to

Commission File Number:	001-15931

SinoCoking Coal and Coke Chemical Industries, Inc.
(Exact name of registrant as specified in its charter)

Florida	98-0695811
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification Number)
organization)

Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province
People’s Republic of China	467000
(Address of principal executive offices)	(Zip Code)

+86-3752882999
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every, Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).           Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).              Yes ☐   No ☑

As of February 14, 2014, the registrant had 21,121,372 shares of common stock outstanding.

2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this report, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect,” “project,” “may,” “might,” “will,” the negative forms thereof, and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results, performance or achievements may differ materially from those expressed or implied by forward-looking statements depending on a variety of important factors, including, but not limited to, weather, local, regional, national and global coke and coal price fluctuations, levels of coal and coke production in the region, the demand for raw materials such as iron and steel which require coke to produce, availability of financing and interest rates, competition, changes in, or failure to comply with, government regulations, costs, uncertainties and other effects of legal and other administrative proceedings, and other risks and uncertainties. Such risks and uncertainties are described in greater details in the “Risk Factors” section beginning on page 22 of the registrant’s annual report on Form 10-K for the year ended June 30, 2013 filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2013 (the “Annual Report”).

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the registrant’s business operations. The registrant is not undertaking to update or revise any forward-looking statement, whether as a result of new information, future events or circumstances or otherwise.

3

PART I – FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	June 30,
	2013	2013
ASSETS

CURRENT ASSETS
Cash	$87,328	$782,018
Restricted cash	-	9,708,000
Accounts receivable, trade	13,561,596	9,474,197
Other receivables and deposits	5,790,761	4,334,370
Loans receivable	8,032,037	8,032,037
Inventories	3,601,486	3,018,909
Advances to suppliers	6,893,705	8,791,837
Prepaid expenses	194,530	-
Total current assets	38,161,443	44,141,368

PLANT AND EQUIPMENT, net	14,867,527	15,269,766

CONSTRUCTION IN PROGRESS	40,697,177	40,224,821

OTHER ASSETS
Refundable deposit	4,911,000	4,854,000
Prepayments	62,285,817	61,562,890
Intangible assets, net	32,587,066	32,244,071
Long-term investments	2,920,278	2,886,383
Other assets	114,590	113,260
Total other assets	102,818,751	101,660,604

Total assets	$196,544,898	$201,296,559

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturity of long term loan	$-	$50,158,000
Accounts payable, trade	1,658,892	183,504
Notes payable	-	9,708,000
Other payables and accrued liabilities	2,250,705	2,229,362
Other payables - related parties	304,513	140,465
Acquisition payable	4,747,300	4,692,200
Customer deposits	129,417	208,815
Taxes payable	1,208,325	1,133,450
Total current liabilities	10,299,152	68,453,796

LONG TERM LIABILITIES
Long term loan	50,747,000	-
Total long term liabilities	50,747,000	-

Total liabilities	61,046,152	68,453,796

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 21,121,372 shares issued and outstanding	21,121	21,121
Additional paid-in capital	3,592,053	3,592,053
Statutory reserves	3,689,941	3,689,941
Retained earnings	112,359,051	111,304,825
Accumulated other comprehensive income	11,504,980	9,903,223
Total SinoCoking Coal and Coke Chemicals Industries, Inc.'s equity	131,167,146	128,511,163

NONCONTROLLING INTERESTS	4,331,600	4,331,600

Total equity	135,498,746	132,842,763

Total liabilities and equity	$196,544,898	$201,296,559

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDESED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended December 31,		For the Six Months Ended December 31,
	2013	2012	2013	2012

REVENUE	$13,208,253	$21,238,642	$30,684,223	$38,800,836

COST OF REVENUE	11,152,697	18,302,685	25,531,366	33,955,623

GROSS PROFIT	2,055,556	2,935,957	5,152,857	4,845,213

OPERATING EXPENSES:
Selling	39,754	42,176	80,628	85,757
General and administrative	475,246	581,345	1,078,827	1,208,173
Total operating expenses	515,000	623,521	1,159,455	1,293,930

INCOME FROM OPERATIONS	1,540,556	2,312,436	3,993,402	3,551,283

OTHER INCOME (EXPENSE)
Interest income	184,247	208,461	367,340	431,101
Interest expense	(1,311,812)	(997,461)	(2,090,579)	(2,019,065)
Other finance expense	(87,717)	(91,123)	(150,260)	(163,367)
Other income, net	-	8,333	-	8,333
Change in fair value of warrants	-	41,317	12	714,847
Total other expense, net	(1,215,282)	(830,473)	(1,873,487)	(1,028,151)

INCOME BEFORE INCOME TAXES	325,274	1,481,963	2,119,915	2,523,132

PROVISION FOR INCOME TAXES	431,932	650,238	1,065,689	1,031,494

NET INCOME (LOSS)	(106,658)	831,725	1,054,226	1,491,638

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	756,310	280,321	1,601,757	(8,374)

COMPREHENSIVE INCOME	$649,652	$1,112,046	$2,655,983	$1,483,264

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	21,121,372	21,121,372	21,121,372	21,121,372

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.01)	$0.04	$0.05	$0.07

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,054,226	$1,491,638
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	578,000	654,588
Amortization	35,426	34,511
Write-off of other receivables	89,348	-
Change in fair value of warrants	(12)	(714,847)
Change in operating assets and liabilities
Accounts receivable, trade	(3,951,856)	(2,859,345)
Notes receivable, trade	-	(634,000)
Other receivables	(1,494,537)	726,177
Inventories	(543,788)	(506,305)
Advances to suppliers	1,989,148	4,433,771
Prepaid expenses	(193,342)	436,996
Accounts payable, trade	1,464,233	(3,454)
Other payables and accrued liabilities	229,536	178,778
Customer deposits	(81,350)	-
Taxes payable	61,188	209,658
Net cash provided by (used in) operating activities	(763,780)	3,448,166

CASH FLOWS FROM INVESTING ACTIVITIES:
Principal advances of loans receivable	-	(350,000)
Repayment of loans receivable	-	1,137,500
Payments on equipment and construction in progress	-	(577)
Net cash provided by investing activities	-	786,923

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	9,762,000	3,170,000
Payments of note payable	(9,762,000)	(4,755,000)
Proceeds from short-term loans - others	162,700	-
Payments of short-term loans - others	(162,700)	-
Payments of current maturity of long term loan	-	(4,755,000)
Proceeds from (payment to) related parties	(66,160)	33,285
Net cash used in financing activities	(66,160)	(6,306,715)

EFFECT OF EXCHANGE RATE ON CASH	135,250	(78,891)

DECREASE IN CASH	(694,690)	(2,150,517)

CASH, beginning of period	782,018	2,366,718

CASH, end of period	$87,328	$216,201

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$859,388	$720,054
Cash paid for interest	$1,906,313	$1,473,077

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Construction-in-progress acquired with prepayments made by note receivables, trade	$-	$15,533,000
Construction-in-progress acquired with prepayments made by note receivables, mine acquisition	$-	$9,161,300
Repayment of loan receivables through note receivables, trade	$-	$951,000
Reclassification of salary payable to other payable-related parties	$190,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

SinoCoking Coal and Coke Chemical Industries, Inc. (“SinoCoking” or the “Company”) was organized on September 30, 1996, under the laws of the State of Florida.

The Company is a vertically-integrated coal and coke producer based in the People’s Republic of China (“PRC” or “China”). All of the Company’s business operations are conducted by a variable interest entity (“VIE”), Henan Pingdingshan Hongli Coal & Coking Co., Ltd. (“Hongli”), which is controlled by Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”) through a series of contractual arrangements. Hongyuan is wholly-owned by Top Favour Limited (“Top Favour”), which in turn is wholly owned by the Company.

Due to the continuing provincial-wide consolidation program in Henan, all small to mid-scale mines are required to be consolidated and undergo mandatory safety checks and inspections by relevant authorities before receiving clearance to resume coal mining operations. This requirement applies to all SinoCoking mines.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Top Favour	• A British Virgin Islands company • Incorporated on July 2, 2008	100%

Hongyuan	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) • Incorporated on March 18, 2009 • Registered capital of $3 million fully funded	100%

Hongli

•     A PRC limited liability company

•     Incorporated on June 5, 1996

•     Initial registered capital of $1,055,248 or 8,808,000 Renminbi (“RMB”), further increased to $4,001,248 (RMB 28,080,000) on August 26, 2010, fully funded

•     85.40% of equity interests held by Jianhua Lv, the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board of Directors

•     Operates a branch called Baofeng Coking Factory (“Baofeng Coking”)

		VIE by contractual arrangements

Baofeng Hongchang Coal Co., Ltd. (“Hongchang Coal”)	• A PRC limited liability company • Incorporated on July 19, 2007 • Registered capital of $396,000 (RMB 3 million) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli

Baofeng Shunli Coal Co., Ltd.(“Shunli Coal”)

•     A PRC limited liability company

•     Incorporated on August 13, 2009

•     Registered capital of $461,700 (RMB 3 million) fully funded

•     Acquired by Hongchang Coal on May 20, 2011

•     Dissolved on July 4, 2012

		VIE by contractual arrangements as an indirect wholly-owned subsidiary of Hongli

Baofeng Hongguang Power Co., Ltd. (“Hongguang Power”)	• A PRC limited liability company • Incorporated on August 1, 2006 • Registered capital of $2,756,600 (RMB 22 million) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli

Baofeng Xingsheng Coal Co., Ltd. (“ Xingsheng Coal”)	• A PRC limited liability company • Incorporated on December 6, 2007 • Registered capital of $559,400 (RMB 3,634,600) fully funded • 60% of equity ownership acquired by Hongli on May 20, 2011	VIE by contractual arrangements as a 60% owned subsidiary of Hongli

7

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Baofeng Shuangrui Coal Co., Ltd. ( “Shuangrui Coal”)

•     A PRC limited liability company

•     Incorporated on March 17, 2009

•     Registered capital of $620,200 (RMB 4,029,960) fully funded

•     60% of equity ownership acquired by Hongli on May 20, 2011

•     100% of equity ownership acquired by Hongchang on June 20, 2012

VIE by contractual arrangements as a 100% owned subsidiary of Hongchang

Zhonghong Energy Investment Company (“Zhonghong”)

•     A PRC company

•     Incorporated on December 30, 2010

•     Registered capital of $7,842,800 (RMB 51 million) fully funded equity interests of 100% held by three nominees on behalf of Hongli pursuant to share entrustment agreements

VIE by contractual arrangements as a wholly-owned subsidiary of Hongli

Baofeng Hongrun Coal Chemical Co., Ltd. (“Hongrun”)	• A PRC limited liability company • Incorporated on May 17, 2011 • Registered capital of $ 4,620,000 (RMB 30 million) fully funded	VIE by contractual arrangements as a wholly-owned subsidiary of Hongli

The Company believes that the equity owners of Hongli do not have the characteristics of a controlling financial interest, and that the Company is the primary beneficiary of the operations and residual returns of Hongli and, in the event of losses, would be required to absorb a majority of such losses. Accordingly, the Company consolidates Hongli’s results, assets and liabilities in the accompanying unaudited condensed financial statements.

Selected financial data of Hongli and its subsidiaries is set forth below:

	December 31, 2013	June 30, 2013
Total current assets	$26,214,202	$31,713,194
Total assets	$184,597,657	$188,868,385
Total current liabilities	$39,527,714	$97,057,869
Total liabilities	$90,274,714	$97,057,869

Presently, the Company’s coking related operations are carried out by Baofeng Coking, coal related operations by Hongchang Coal, Shuangrui Coal and Xingsheng Coal, and electricity generation by Hongguang Power. However, it is the Company’s intention to transfer all coal related operations to a joint-venture between Zhonghong and Henan Province Coal Seam Gas Development and Utilization Co., Ltd. (“Henan Coal Seam Gas”) (see Note 12). As of December 31, 2013, the Company’s coal related operations had not been transferred to the joint-venture, and Shuangrui Coal, Shunli Coal and Xingsheng Coal have had no operations since their acquisitions by the Company (see Note 21).

Recent Development

On December 18, 2013, Hongyuan entered into an agreement with Jiyuan Tianlong Coking Co., Ltd. (“Jiyuan Tianlong”), an unrelated third party coke producer in Jiyuan City, Henan, to entrust Hongyuan with the management of Jiyuan Tianlong’s equipment from December 18, 2013 to December 17, 2018, as Jiyuang Tianlong lacks access to suppliers and customers. During the term of the agreement, Hongyuan will receive an annual management fee of approximately $16,370 (RMB 100,000) as well as all operating income, but is also liable for any resulting loss. At the end of the term or earlier termination of the agreement, the equipment will revert to Jiyuan Tianlong unless Hongyuan decides to acquire Jiyuan Tianlong for a price based upon an independent third party appraisal value. Hongyuan began utilizing the equipment for its operations in January 2014.

Liquidity and going concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon the liquidation of current assets. For the six months ended December 31, 2013, cash used in operating activities was $763,780. Cash as of December 31, 2013 was $87,328, which was not sufficient for future operations. Additionally, the Company was not only slow in collecting its loans receivable (and granted an extension as to their repayments as well as the related interest receivable), but also had not made a quarterly interest payment of approximately $1.5 million originally due in January 2014 (now extended to February 28, 2014) to Bairui Trust Co., Ltd. (“Bairui Trust”) in connection with the Company’s long term loan.

8

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In an effort to improve its financial position, the Company is working to obtain new loans from banks and to increase sales of its higher profit margin coke and coke by-products. The Company continues to wait for the mine consolidation schedule to finalize. If the schedule should finalize by next year, the Company may be able to obtain lines of credit by pledging its mining rights as collateral. Management believes that if successfully executed, the foregoing actions would enable the Company to continue as a going-concern.

As discussed in Note 1 to the financial statements included in the Company’s Form 10-K for the fiscal year ended June 30, 2013, the Company reported liquidity and going concern issues as of June 30, 2013.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the financial statements not misleading have been included. Operating results for the three and six month periods ended December 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2014. The information included in this Form 10-Q should be read in conjunction with the “Management’s Discussion and Analysis” section, and the financial statements and notes thereto, included in the Annual Report.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries – Top Favour and Hongyuan, and its VIEs – Hongli and its subsidiaries. All significant inter-company transactions and balances between the Company, its subsidiaries and VIEs are eliminated upon consolidation.

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved are evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. As a result of the contractual arrangements described, the Company, through Hongyuan, is obligated to absorb a majority of the risk of loss from Hongli’s activities and the Company is enabled to receive a majority of Hongli’s expected residual returns. The Company accounts for Hongli as a VIE and is the primary beneficiary. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Management makes ongoing assessments of whether Hongyuan is the primary beneficiary of Hongli and its subsidiaries.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to coal reserves that are the basis for future cash flow estimates and units-of-production depletion calculations; asset impairments; allowance for doubtful accounts and loans receivable; valuation allowances for deferred income taxes; reserves for contingencies; stock-based compensation; going concern assumption and the fair value and accounting treatment for warrants. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

Revenue recognition

Coal and coke sales are recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.  This generally occurs when coal and coke is loaded onto trains or trucks at one of the Company’s loading facilities or at third party facilities.

Substantially all, if not all, of the electricity generated by Hongguang Power is typically used internally by Baofeng Coking.  Supply of surplus electricity generated by Hongguang Power to the national power grid is mandated by the local utilities board.  The value of the surplus electricity supplied, if it exists, is calculated based on actual kilowatt-hours produced and transmitted and at a fixed rate determined under contract.

9

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Coal and coke sales represent the invoiced value of goods, net of a value-added tax (“VAT”), sales discounts and actual returns at the time when product is sold to the customer.

Foreign currency translation and other comprehensive income

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company, its subsidiaries and VIEs in the PRC is denominated in RMB.

For the subsidiaries and VIEs whose functional currencies are not the U.S. dollar, all assets and liabilities accounts were translated at the exchange rate on the balance sheet date; shareholders’ equity is translated at the historical rates and items in the statement of operations are translated at the average rate for the period. Items in the cash flow statement are also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity.  The resulting transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations.

The balance sheet amounts, with the exception of equity, at December 31, 2013 and June 30, 2013 were translated at RMB 6.11 to $1 and RMB 6.18 to $1, respectively.  The average translation rates applied to income and cash flow statement amounts for the three months ended December 31, 2013 and 2012 were at RMB 6.13 to $1 and RMB 6.29 to $1, respectively, and at RMB 6.15 to $1 and RMB 6.31 to $1 for the six months ended December 31, 2013 and 2012, respectively.

Fair value of financial instruments

The Company uses a three-level valuation hierarchy for disclosures of fair value measurement.  The carrying amounts reported in the accompanying consolidated balance sheets for receivables, payables and short term loans qualify as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments, their expected realization and, if applicable, the stated rate of interest is equivalent to rates currently available. The three levels of valuation hierarchy are defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	Inputs to the valuation methodology are unobservable.

The Company determined that the carrying value of the long-term loans approximated their fair value using level 2 inputs by comparing the stated loan interest rate to the rate charged by the Bank of China on similar loans (see Note 13).

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013:

	Carrying value at December 31, 2013	Fair value measurement at December 31, 2013
		Level 1	Level 2	Level 3
Warrants liability	$9	$—	$9	$—

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using observable inputs as of December 31, 2013 and June 30, 2013:

	December 31,	June 30,
	2013	2013
Beginning fair value	$21	$716,648
Realized gain recorded in earnings	(12)	(716,627)
Ending fair value	$9	$21

Because the Company’s warrants are not traded on an active securities market, the Company estimates their fair value using the Cox-Ross-Rubinstein binomial model on December 31, 2013 and June 30, 2013, which was recorded in other payables and accrued liabilities.

10

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013	June 30, 2013
Number of shares exercisable	3,906,853	3,906,853
Range of exercise price	$6.00-48.00	$6.00-48.00
Stock price	$1.16	$1.39
Expected term (years)	1.10-3.27	1.6-3.78
Risk-free interest rate	0.15-0.91%	0.28-0.95%
Expected volatility	49-61%	39-70%

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record certain financial assets and liabilities at fair value on a non-recurring basis.  Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges.  For the three and six months ended December 31, 2013 and 2012, long term investments are not considered impaired.

The Company did not identify any other assets and liabilities that are required to be presented on the unaudited condensed consolidated balance sheets at fair value.

Cash

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents for cash flow statement purposes. Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the PRC and with banks in Hong Kong and in the United States of America.

Balances at financial institutions or state owned banks within the PRC are not covered by insurance.  Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits.  As of December 31, 2013 and June 30, 2013, the Company had $50,048 and $10,391,195 of cash deposits, including restricted cash, which were not covered by insurance, respectively. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash represents amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions in the PRC. These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and are held at the same financial institutions with which the Company has the debt agreements. Due to the short-term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

Accounts receivables, trade

During the normal course of business, the Company extends unsecured credit not exceeding three months to its customers. Management regularly reviews aging of receivables and changes in payment trends by its customers, and records an allowance when management believes collection of amounts due are at risk. Accounts receivables are considered past due after three months from the date credit was granted. Accounts considered uncollectible after exhaustive efforts to collect are written off. The Company regularly reviews the credit worthiness of its customers and, based on the results of the credit review, determines whether extended payment terms can be granted to or, in some cases, partial prepayment is required from certain customers. No allowance for doubtful accounts is considered necessary at the balance sheets dates.

Other receivables and deposits

Other receivables include security deposit made to purchase non-performing assets at an auction, interest receivable on loans, advances to employees for general business purposes and other short term non-traded receivables from unrelated parties, primarily as unsecured demand loans, with no stated interest rate or due date. Management regularly reviews aging of receivables and changes in payment trends and records a reserve when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off after exhaustive efforts at collection. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

Loans receivable

Loans receivable represents the amount the Company expects to collect from unrelated parties. The loans either are due on demand or mature within a year, and are either unsecured or secured by the properties of the borrowers or guaranteed by unrelated parties. All loans receivables are subject to interest charges. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are stated at the lower of cost or market, using the weighted average cost method. Inventories consist of raw materials, supplies, work in process, and finished goods.  Raw materials mainly consist of coal (mined and purchased), rail, steel, wood and additives used by the Company.  The cost of finished goods includes (1) direct costs of raw materials, (2) direct labor, (3) indirect production costs, such as allocable utilities cost, and (4) indirect labor related to the production activities, such as assembling and packaging. Management compares the cost of inventories with the market value and an allowance is made for writing down the inventory to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or market, they are not marked up subsequently based on changes in underlying facts and circumstances.  As of December 31, 2013 and June 30, 2013, no allowance for inventory valuation was deemed necessary.

Advances to suppliers

The Company advances monies or may legally assign its notes receivable-trade (which are guaranteed by banks) to certain suppliers for raw material purchases. Such advances are interest-free and unsecured. Management regularly reviews aging of advances to suppliers and changes in materials receiving trends and records an allowance when management believes collection of materials due are at risk. Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection. No allowance for doubtful accounts is considered necessary at the balance sheet dates.

Plant and equipment, net

Plant and equipment are stated at cost.  Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments that extend the useful life are capitalized.  When items of plant and equipment are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Mine development costs are capitalized and amortized by the units of production method over estimated total recoverable proven and probable reserves. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated useful life
Building and plant	20 years
Machinery and equipment	10-20 years
Other equipment	1-5 years
Transportation equipment	5-7 years

Construction-in-progress (“CIP”) includes direct costs of construction for mining tunnel improvements and the Company’s new coking plant. Interest incurred during the period of construction, if material, is capitalized. For the three and six months ended December 31, 2013 and 2012, no interests were capitalized into CIP. All other interest is expensed as incurred. CIP is not depreciated until such time the asset in question is completed and put into service.

Refundable deposit

A deposit was made to Henan Coal Seam Gas and is refundable when its joint venture with Zhonghong commences operations (see Note 12).

Intangible assets

Costs to obtain land use rights are recorded based on the fair value at acquisition and amortized over 36 years, the contractual period of the rights. Intangible assets with finite lives are amortized over their useful lives and reviewed at least annually for impairment.

Mining rights are capitalized at fair value when acquired, including amounts associated with any value beyond proven and probable reserves, and amortized to operations as depletion expense using the units-of-production method over the estimated proven and probable recoverable amounts.  The Company’s coal reserves are controlled through its VIEs, which control generally lasts until the recoverable reserves are depleted.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long - lived assets

The Company evaluates long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows, in accordance with the accounting guidance regarding “Disposal of Long-Lived Assets.”  Recoverability is measured by comparing an asset’s carrying value to the related projected undiscounted cash flows generated by the long-lived asset or asset group, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles.  When the carrying value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss to the extent that the carrying value exceeds its fair value.   Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Long-term investment

Investments in equity securities of privately-held companies in which the Company holds less than 20% voting interest and to which the Company does not have the ability to exercise significant influence are accounted for under the cost method.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for under the equity method. Significant influence is generally considered to exist when the Company has between 20% and 50% of ownership interest in the voting stock, but other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

The Company evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. For investments carried at cost, the Company recognizes impairment in the event that the carrying value of the investment exceeds the Company’s proportionate share of the net book value of the investee. As of December 31, 2013, management believes no impairment charge necessary.

Asset retirement cost and obligations

The Company accounts for asset retirement cost and obligations to retire tangible long-lived assets in accordance with U.S. GAAP, which requires that the Company’s legal obligations associated with the retirement of long-lived assets be recognized at fair value at the time the obligations are incurred. Such obligations are incurred when development commences for underground mines or construction begins for support facilities, refuse areas and slurry ponds. If an entity has a conditional asset retirement obligation, a liability should be recognized when the fair value of the obligations can be reasonably estimated.

The obligation’s fair value is determined using discounted cash flow techniques and is accreted over time to its expected settlement value. Upon initial recognition of a liability, a corresponding amount is capitalized as part of the carrying amount of the related long-lived asset. Amortization of the related asset is calculated on a unit-of-production method by amortizing the total estimated cost over the salable reserves as determined under SEC Industry Guide 7, multiplied by the production during the period.

Asset retirement costs generally include the cost of reclamation (the process of bringing the land back to its natural state after completion of exploration activities) and environmental remediation (the physical activity of taking steps to remediate, or remedy, any environmental damage caused).

In May 2009, the Henan Bureau of Finance and the Bureau of Land and Resource issued regulations requiring mining companies to file an evaluation report regarding the environmental impacts of their mining (the “Evaluation Report”) before December 31, 2010. The relevant authorities would then determine whether to approve the Evaluation Report after performing on-site investigation, and the asset retirement obligation would be determined by the authorities based on the approved filing. Such requirement was extended along with the extension of the provincial mine consolidation schedule, although the specific extension date has not been finalized by the relevant provincial authorities.

The Company did not record any asset retirement obligation as of December 31, 2013 and June 30, 2013 because the Company did not have sufficient information to reasonably estimate the fair value of such obligation. The range of time over which the Company may settle the obligation is unknown and cannot be reasonably estimated. In addition, the settlement method for the obligation cannot be reasonably determined. The amount of the obligation to be determined by the relevant authorities is affected by several factors, such as the extent of remediation required in and around the mining area, the methods to be used to remediate the mining site, and any government grants which may or may not be credited to the mining companies.

The Company will recognize the liability in the period when sufficient information is available to reasonably estimate its fair value.

Income taxes

Deferred income taxes are provided on the asset and liability method for temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit.  In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probably that taxable profit will be available against which deductible temporary differences can be utilized.  Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.  Deferred tax is charged or credited in the income statement, except when it related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

13

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.  No significant penalties or interest relating to income taxes have been incurred during the three and six months ended December 31, 2013, and 2012.

Chinese income taxes

The Company’s PRC subsidiary and VIEs are governed by the national and local income tax laws of that country (the “Income Tax Laws”), and are generally subject to a statutory income tax rate of 25% of taxable income, which is based on the net income reported in the statutory financial statements after appropriate tax adjustment.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT.  All of the Company’s coal and coke are sold in the PRC and subject to a VAT at a rate of 17% of the gross sales price.  This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing finished products.  The Company records VAT payable and VAT receivable net of payments in its unaudited condensed consolidated financial statements.  The VAT tax return is filed to offset the payables against the receivables.

Warrants liability

A contract is designated as an asset or a liability and is carried at fair value on the Company’s balance sheet, with any changes in fair value recorded in its results of operations.  The Company then determines which options, warrants and embedded features require liability accounting and records the fair value as a derivative liability. The changes in the values of these instruments are shown in the accompanying consolidated statements of income and other comprehensive income as “change in fair value of warrants.”

In connection with the Company’s share exchange transaction in February 2010 with Top Favour, whereby Top Favour became a wholly-owned subsidiary of the Company (the “Share Exchange”), the Company adopted the provisions of an accounting standard regarding instruments that are indexed to an entity’s own stock.  This accounting standard specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in equity in the statement of financial position would not be considered a derivative financial instrument.  It provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the scope exception within the standards. As a result of adopting this accounting standard, all warrants issued after the Share Exchange are recorded as a liability because their strike price is denominated in U.S. dollars, while the Company’s functional currency is denominated in RMB.

All warrants issued before the Share Exchange, which were treated as equity pursuant to the derivative treatment exemption prior to the Share Exchange, are also no longer afforded equity treatment for the same reason. Since such warrants are no longer considered indexed to the Company’s own stock, all future changes in their fair value will be recognized currently in earnings until they are exercised or expire.

Noncontrolling interests

As further discussed in Note 21, noncontrolling interests mainly consist of the 40% equity interest of Xingsheng Coal owned by unrelated parties. For the three and six months ended December 31, 2013, and 2012, there was no net income or loss attributable to such noncontrolling interests because Xingsheng Coal was not operational during such periods.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with the provisions of ASC – 260 “Earnings Per Share.” This standard requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings (loss) per share. Basic earnings (loss) per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Dilution is computed by applying the treasury stock method. Under this method, option and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby are used to purchase common stock at the average market price during the period.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income

Accounting standard regarding comprehensive income establishes requirements for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. This accounting standard defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, it also requires all items recognized under current accounting standards as components of comprehensive income to be reported in financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is the foreign currency translation adjustments.

Note 3 – Concentration risk

For the three months ended December 31, 2013, 66.9% of the Company’s total revenues were from two customers who individually accounted for 53.8% and 13.1% of total revenues, respectively. For the six months ended December 31, 2013, 69.2% of the Company’s total revenues were from four customers who individually accounted for 30.0%, 13.6%, 13.3% and 12.3% of total revenues, respectively. For the three months ended December 31, 2012, 92.1% of the Company’s total revenues were from five customers who individually accounted for 21.7%, 21.4%, 18.9%, 18.6% and 11.5% of total revenues, respectively. For the six months ended December 31, 2012, 81.0% of the Company’s total revenues were from four customers who individually accounted for 21.0%, 20.7%, 19.7% and 19.6% of total revenues, respectively. Four customers accounted for 23.6%, 12.2%, 15.3% and 13.1% of the total accounts receivable balance at December 31, 2013, respectively. Four customers accounted for 41.5%, 25.2%, 2.4% and 2.3% of the total accounts receivable balance at June 30, 2013, respectively.

For the three months ended December 31, 2013, two suppliers provided 37.7% of the Company’s total raw material purchases, with each supplier individually accounting for 20.8% and 16.9% of total purchases, respectively. For the six months ended December 31, 2013, one supplier provided 19.5% of the Company’s total raw material purchases. For the three months ended December 31, 2012, four suppliers provided 46.1% of the Company’s total raw material purchases, with each supplier individually accounting for 14.4%, 11.1%, 10.5% and 10.1% of total raw material purchases, respectively. For the six months ended December 31, 2012, three suppliers provided 35.8% of total raw material purchases, with each supplier individually accounting for 14.6%, 10.6% and 10.6% of total purchases, respectively. Two suppliers accounted for 26.1% and 12.1% of the total accounts payable balance at December 31, 2013, respectively. The Company held no accounts payable to its major suppliers as of June 30, 2013.

Note 4 – Other receivables and deposits

Other receivables consisted of the following:

	December 31, 2013	June 30, 2013
Security deposit for auction	$4,911,000	$3,236,000
Receivables from an unrelated company	29,587	103,554
Advances to employees	12,302	18,843
Interests receivable	837,872	974,290
Miscellaneous	-	1,683
Total	$5,790,761	$4,334,370

Security deposit for auction

On January 26, 2013, Hongli entered into an agreement with Pingdingshan Rural Credit Cooperative Union (“PRCCU”) to pay $3,274,000 (RMB 20 million) as a security deposit to bid at an auction for some non-performing assets, including certain mining rights subject to the ongoing mine consolidation program, valued collectively at $19.6 million (RMB 120 million). Should Hongli win the auction, the deposit would be applied against Hongli’s bid price for the assets. Otherwise, PRCCU would refund the deposit back to Hongli before September 30, 2013. On September 18, 2013, the parties entered into a supplemental agreement to postpone the auction date and to extend the deposit refund date to December 31, 2013. On September 26, 2013, the parties entered into another agreement for Hongli to pay $1,637,000 (RMB 10 million) as additional security deposit. Should Hongli win the auction, this additional deposit would also be applied against Hongli’s bid price for the assets. Otherwise, PRCCU would refund the deposit back to Hongli before December 31, 2013. On December 30, 2013, the parties entered into a supplemental agreement to postpone the auction date and to extend the deposit refund date to December 31, 2014.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Loans receivable

On June 8, 2011, Ziben Tiantang Co., Ltd. (“Ziben”), an unrelated party, borrowed $10,044,200 from Top Favour in an unsecured loan at an annual interest rate of 9.45%, with interest due every six months. The loan matured on June 7, 2012. On June 8, 2012, the parties entered into a supplemental agreement to extend the maturity date to December 7, 2012, and to decrease the interest rate to 7% annually. On December 8, 2012, the parties entered into another supplemental agreement to extend the maturity date to December 7, 2013, with a 7% annual interest rate. On December 8, 2013, the parties entered into another supplemental agreement to extend the maturity date to June 7, 2014, with a 7% annual interest rate. Management expects to collect the loan principal and accrued interests during calendar year 2014. Ziben repaid $2,262,163 through December 31, 2013.

In August and September 2012, Top Favour loaned an additional $350,000 to Ziben. This loan is unsecured and has an annual interest rate of 7%, and was due on August 11, 2013. On August 2, 2013, the parties entered into a supplemental agreement to extend the maturity date to December 31, 2013. On December 8, 2013, the parties entered into another supplemental agreement to extend the maturity date to June 7, 2014. Ziben repaid $100,000 through December 31, 2013.

For the three months ended December 31, 2013 and 2012, interest income from loans receivable amounted to $184,247 and $183,068, respectively. For the six months ended December 31, 2013 and 2012, interest income from loans receivable amounted to $367,340 and $379,058, respectively.

Note 6 – Inventories

Inventories consisted of the following:

	December 31, 2013	June 30, 2013
Raw materials	$625,069	$158,908
Work in process	990,405	306,678
Supplies	66,132	52,986
Finished goods	1,919,880	2,500,337
Total	$3,601,486	$3,018,909

Note 7 – Advances to suppliers

Most of the Company’s vendors require an advance to ensure timely delivery and favorable pricing.

Advances to suppliers amounted to $6,893,705 and $8,791,837 as of December 31, 2013 and June 30, 2013, respectively. For the three and six months ended December 31, 2013 and 2012, there were no uncollectible advances to suppliers.

Note 8 –Plant and equipment, net

Plant and equipment consisted of the following:

	December 31, 2013	June 30, 2013
Buildings and improvements	$11,196,476	$11,066,523
Mine development cost	11,829,015	11,691,720
Machinery and equipment	7,565,921	7,478,106
Other equipment	452,022	446,775
Total	31,043,434	30,683,124
Less accumulated depreciation	(16,175,907)	(15,413,358)
Total plant and equipment, net	$14,867,527	$15,269,766

Depreciation expense amounted to $297,764, and $334,545 for the three months ended December 31, 2013, and 2012, respectively, and $578,000 and $654,588 for the six months ended December 31, 2013 and 2012, respectively. No depreciation expense was incurred for mining-related assets due to the shutdown of all coal mine operations in September 2011.

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SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Construction in progress (“CIP”)

CIP at December 31, 2013 and June 30, 2013 amounted to $40,697,177 and $40,224,821, respectively, and relates to the new coking plant still under construction. No depreciation is provided for CIP until such time as the asset is completed and placed into service. Due to the delay of the mine consolidation process, management is unable to estimate the completion date for CIP.

Project	Total as of December 31, 2013	Estimated cost to complete	Estimated total cost
New coking plant	$40,697,177	$27,142,327	$67,839,504

Note 10 – Prepayments

Prepayments consisted of the following:

	December 31, 2013	June 30, 2013
Land use rights	$11,482,311	$11,349,040
Construction	50,803,506	50,213,850
Total	$62,285,817	$61,562,890

Prepayments for land use rights

Prepayments for land use rights are advances made in connection with acquiring land use rights to expand the site of the Company’s new coking plant that is still under construction. The transaction is organized and guaranteed by the Bureau of Land and Resources of Baofeng County, and payments made to the former occupants of the land underlying the land use rights are not subject to refund if the transaction cannot be completed for any reason.  As of December 31, 2013 and June 30, 2013, such prepayments amounted to $11,482,311 and $11,349,040, respectively. The Company is in the process of registering the land use right certificates with the relevant authorities and expects to complete such registrations at an estimated total cost of $11,958,285 (RMB 73,050,000), concurrently with completing the construction of the new plant.

Prepayments for construction

Prepayments for construction consisted of the following:

	December 31, 2013	June 30, 2013
Baofeng new coking plant (1)	$20,715,446	$20,475,010
Hongchang new mining tunnels (2)(6)	1,309,600	1,294,400
Hongchang safety instruments (3)(6)	3,274,000	3,236,000
Xingsheng safety instruments (4)(6)	14,258,270	14,092,780
Hongchang mine consolidation (5)(6)	11,246,190	11,115,660
Total	$50,803,506	$50,213,850

(1)	At December 31, 2013, the Company made prepayments of approximately $20.7 million (RMB 126.5 million) toward construction of its new coking plant.

(2)	The Company made prepayments of approximately $1.31 million (RMB 8 million) during the year ended June 30, 2010 for constructing new mining tunnels at Hongchang coal mine.

(3)	The Company made prepayments of approximately $3.27 million (RMB 20 million) in May 2012 for upgrading the safety equipment at Hongchang coal mine.

(4)	The Company made prepayments of approximately $14.3 million (RMB 87.1 million) in August and September 2012 for upgrading the safety equipment at Xingsheng coal mine.

(5)	The Company made prepayments of approximately $11.2 million (RMB 68.7 million) in August and September 2012 for consolidating Hongchang, Shunli and Shuangrui coal mines.

(6)	As of December 31, 2013, these projects have not commenced, but the Company expects to do so after approval from the relevant authorities.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets

Intangible assets consisted of the following:

	December 31, 2013	June 30, 2013
Land use rights	$2,566,341	$2,536,555
Mining rights	44,433,466	43,917,745
Total intangible assets	46,999,807	46,454,300
Accumulated amortization – land use rights	(712,872)	(669,369)
Accumulated depletion – mining rights	(13,699,869)	(13,540,860)
Total intangible assets, net	$32,587,066	$32,244,071

Amortization expense for the three months ended December 31, 2013 and 2012 amounted to $17,767, and $17,299, respectively. Amortization for the six months ended December 31, 2013 and 2012 amounted to $35,426 and $34,511, respectively. No depletion was incurred due to the shutdown of all coal mine operations since September 2011.

Amortization expense of the land use rights for the next five years and thereafter is as follows:

Year ending June 30,	Amortization expense
2014	$35,426
2015	70,852
2016	70,852
2017	70,852
2018	70,852
Thereafter	1,534,635
Total	$1,853,469

Note 12 – Long-term investments and refundable deposit

Long-term investments consist of investments accounted for using both the cost and equity methods.

In February 2011, the Company invested approximately $1.3 million (RMB 8 million) in Pingdingshan Rural Cooperative Bank – Xinhua District (“Cooperative Bank”). This investment represents a 2.86% interest in Cooperative Bank, and is accounted for under the cost method.

In April 2011, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd. (“Hongyuan CSG”) was established by Zhonghong (49%) and Henan Coal Seam Gas (51%) as a joint venture. The total registered capital of Hongyuan CSG is approximately $16.37 million (RMB 100 million). As of June 30, 2012, approximately $3.27 million (RMB 20 million) was funded, of which $1.6 million (RMB 9.8 million) was paid by Zhonghong. The remaining registered capital was due on April 20, 2013, of which approximately $6.4 million (RMB 39.2 million) will be paid by Zhonghong. Zhonghong’s investment in Hongyuan CSG is accounted for under the equity method since Zhonghong has significant influence but not control. As of December 31, 2013, Zhonghong has not contributed the remaining registered capital as Hongyuan CSG has remained inactive. Zhonghong and Henan Coal Seam Gas are in the process of negotiating with the appropriate PRC authorities to extend the due date for the outstanding registered capital.

For the three and six months ended December 31, 2013 and 2012, there was no equity investment income (loss).

In addition, a deposit of $4,911,000 was made on December 23, 2011 to Henan Coal Seam Gas, a joint venture party, and is refundable when the joint venture commences operation.

Note 13 – Loans

Short-term loan

On September 30, 2013, Baofeng entered a short-term non-interest bearing loan agreement with an unrelated individual to borrow $163,700. The loan was fully repaid on October 14, 2013.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Long-term loan

On April 2, 2011, Hongli entered into a loan agreement with Bairui Trust pursuant to which Bairui Trust agreed to loan Hongli approximately $58.9 million (RMB 360 million) with annual interest of 6.3%, of which approximately $29.5 million (RMB 180 million) would be due on April 2, 2013, and approximately $29.5 million (RMB 180 million) on April 2, 2014. The loan was issued on April 3, 2011 and is guaranteed by Hongyuan and the Company’s CEO.

On November 30, 2011, the parties entered into a supplemental agreement pursuant to which approximately $4.9 million (RMB 30 million) with annual interest of 6.3% became due on October 2, 2012, approximately $16.4 million (RMB 100 million) with annual interest of 6.3%, became due on April 2, 2013, approximately $8.2 million (RMB 50 million) with annual interest of 6.3% became due on October 2, 2013, and approximately $29.5 million (RMB 180 million) with annual interest of 6.3% became due on April 2, 2014. For the payment due October 2, 2012, the parties entered into a separate agreement on October 8, 2012 to extend the due date to April 2, 2013 with an annual interest rate of 8.7% starting from October 3, 2012. Such payment was subsequently paid in full on December 25, 2012. For the payment due April 2, 2013, the Company paid $3.3 million (RMB 20 million) on April 3, 2013, and entered into a separate agreement with Bairui Trust on April 23, 2013 to extend the due date for the remaining $13.1 million (RMB 80 million) as follows: (a) $3.3 million (RMB 20 million) was extended to December 2, 2013 with an annual interest rate of 6.3% starting from April 23, 2013; (b) $4.9 million (RMB 30 million) was extended to January 2, 2014 with an annual interest rate of 6.3% starting from April 23, 2013; and (c) $4.9 million (RMB 30 million) was extended to February 2, 2014 with an annual interest rate of 6.3% starting from April 23, 2013. For the period between April 3, 2013 and April 23, 2013, Bairui Trust charged a 9.45% annual interest rate on the entire $13.1 million outstanding.

On October 1, 2013, the parties executed an extension agreement, for the remaining balance of approximately $50.7 million (RMB 310 million) with a 9.9% interest rate as follows:

Loan Amount (in USD)	Loan Amount (in RMB)	Extended Loan Repayment Date	New Interest Rate Period
$8,185,000	¥50,000,000	October 2, 2016	October 3, 2013 – October 2, 2016
3,274,000	20,000,000	December 2, 2016	December 3, 2013 – December 2, 2016
4,911,000	30,000,000	January 2, 2017	January 3, 2014 – January 2, 2017
4,911,000	30,000,000	February 2, 2017	February 3, 2014 – February 2, 2017
29,466,000	180,000,000	April 2, 2017	April 3, 2014 – April 2, 2017
$50,747,000	¥310,000,000

Weighted average interest rate of the short-term and long-term loans was 10.38% and 6.56% for the three months ended December 31, 2013 and 2012, respectively. Interest expense for the three months ended December 31, 2013 and 2012 amounted to $1,311,812 and $997,461, respectively. No interest was capitalized into CIP.

Weighted average interest rate was 8.29% and 6.45% for the six months ended December 31, 2013 and 2012, respectively. Total interest expense on short-term and long-term loans for the six months ended December 31, 2013 and 2012 amounted to $2,090,579 and $2,019,065, respectively. No interest was capitalized into CIP.

Note 14 – Notes payable

Notes payable represents lines of credit extended by Shanghai Pudong Development Bank (“SPDB”). When purchasing raw materials, the Company often issues short term notes payable to vendors, which are funded with draws on such lines of credit. Such notes are guaranteed by SPDB for their complete face values through a letter of credit, and mature within three to six months of issuance. SPDB requires the Company to deposit 100% of the notes payable balance as a guarantee deposit, which was classified on the balance sheet as restricted cash. In addition, the Company’s CEO and Hongli guarantee these notes. SPDB charges a processing fee based on 0.05% of the face value of each note.

On February 19, 2013, the Company entered into a note payable agreement with SPDB. Pursuant to the agreement, SPDB agreed to grant the Company a line of credit of $4,854,000 (RMB 30 million) which matured on August 19, 2013, to purchase raw coal. The notes under this arrangement were satisfied on August 19, 2013.

On February 21, 2013, the parties entered into another note payable agreement. Pursuant to the agreement, SPDB agreed to grant the Company a line of credit of $4,854,000 (RMB 30 million) maturing on August 21, 2013, to purchase raw coal. The notes under this arrangement were satisfied on August 21, 2013.

19

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Other payables and accrued liabilities

Other payables mainly consisted of accrued salaries, interests payable, utilities, professional services, and other general and administrative expenses.

Other payables and accrued liabilities consisted of the following:

	December 31, 2013	June 30, 2013

Other payable	$331,500	$681,402
Interest payable	1,462,219	1,038,156
Accrued liabilities (1)	456,986	509,804
Total	$2,250,705	$2,229,362

(1)	$190,000 of salary payable in accrued liabilities was reclassified to other payable-related parties during the six months ended December 31, 2013. As of June 30, 2013, $280,000 of salary payable in accrued liabilities was payable to the Company’s CEO.

Note 16 – Related party payables

Other payables-related parties represent advances from the Company’s CEO. Advances from the CEO amounted to $304,513 and $140,465 at December 31, 2013 and June 30, 2013, respectively. Such advances are interest free, due on demand and will be settled in cash.

Note 17 – Acquisition payable

On August 10, 2010, Hongli acquired 60% of the equity interest of Shuangrui Coal. During the year ended June 30, 2012, Hongli agreed to acquire the remaining 40%. The title thereof was transferred to Hongli, and Hongli had full control of Shuangrui Coal at June 30, 2012. The purchase price thereof was tentatively set at approximately $4,558,400 (RMB 28 million), subject to certain price adjustments to be finalized at closing. The balance is due on demand. As of December 31, 2013 and June 30, 2013, acquisition payable was $4,747,300 and $4,692,200, respectively, which represent the balance of the purchase price for the remaining 40% of Shuangrui Coal (see Note 21). Payment will be made when mine consolidation is completed.

Note 18 – Taxes

Income tax

SinoCoking is subject to United States federal income tax provisions. Top Favour is a tax-exempt company incorporated in the British Virgin Islands.

All of the Company’s businesses are conducted by its PRC subsidiary and VIEs, namely Hongyuan, Hongli, Baofeng Coking, Hongchang Coal, Xingsheng Coal, Shuangrui Coal, Hongguang Power and Zhonghong. All of them except Hongchang Coal are subject to the 25% enterprise income tax rate in China. Hongchang Coal has not been required to pay income tax since its operations were halted in September 2011.

The provision for income taxes consisted of the following:

	For the three months ended December 31,		For the six months ended December 31,
	2013	2012	2013	2012
US current income tax expense	$-	$-	$-	$-
BVI current income tax expense	-	-	-	-
PRC current income tax expense	431,932	650,238	1,065,689	1,031,494
Total	$431,932	$650,238	$1,065,689	$1,031,494

20

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SinoCoking has incurred a net operating loss for U.S. income tax purposes for 2013. As of December 31, 2013, the estimated net operating loss carryforwards for U.S. income tax purposes was approximately $2,280,000, which may be available to reduce future years’ taxable income. The net operating loss carry forward will expire through 2033 if not utilized. Management believes that the realization of the benefits arising from this loss appears to be uncertain due to the continuing losses for U.S. income tax purposes. Accordingly, the Company has provided a 100% valuation allowance at December 31, 2013 and 2012, respectively. Management reviews this valuation allowance periodically and makes adjustments as necessary.

The following table reconciles the valuation allowance for the three and six months ended December 31, 2013 and 2012, which consisted of the following:

	For three months ended December 31,		For six months ended December 31,
	2013	2012	2013	2012
Beginning balance	$744,000	$667,000	$715,000	$620,000
Additions	29,000	29,000	58,000	76,000
Ending balance	$773,000	$696,000	$773,000	$696,000

The Company had cumulative undistributed earnings of foreign subsidiaries of approximately $45.7 million as of December 31, 2013, which was included in consolidated retained earnings and will continue to be reinvested in its operations in China.  Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if management were to conclude that such earnings will be remitted in the future.

Value added tax

The Company incurred VAT on sales and VAT on purchases in the PRC as follows:

	For three months ended December 31,		For six months ended December 31,
	2013	,2012	2013	2012
VAT on sales	$5,155,085	$3,622,875	$10,921,932	$6,612,465
VAT on purchase	$4,863,567	$2,898,995	$9,830,149	$5,654,228

Sales and purchases are recorded net of VAT collected and paid, as the Company acts as an agent for the PRC government.

Taxes payable

Taxes payable consisted of the followings:

	December 31, 2013	June 30, 2013
VAT	$276,386	$404,427
Income tax	742,014	528,242
Others	189,925	200,781
Total	$1,208,325	$1,133,450

Note 19 – Capital transactions

Under the 2002 Stock Option Plan for Directors, options exercisable for 1,666 shares of the Company’s common stock at $36.00 per share were granted on October 11, 2002, and expired on October 15, 2012. Options exercisable for 3,126 shares of the Company’s common stock at $96.00 per share were granted on November 16, 2004, and will expire on November 16, 2014.

Under the 1999 Stock Option Plan, options exercisable for 6,059 shares of the Company’s common stock at $96.00 per share were granted on November 14, 2004, and will expire on November 14, 2014. Such options were fully vested before the Share Exchange on February 5, 2010. No additional options have been granted.

21

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding and exercisable at December 31, 2013 are as follows:

Outstanding options			Exercisable options
Number	Average remaining	Average	Number	Average remaining	Average
of options	contract life	exercise price	of options	contractual life	exercise price
9,185	0.88 years	$96.00	9,185	0.88 years	$96.00

The following is a summary of changes in options activities:

Options
Outstanding, December 31, 2012	9,185
Granted	-
Forfeited	-
Exercised	-
Outstanding, June 30, 2013	9,185
Granted	-
Forfeited	-
Exercised	-
Outstanding, December 31, 2013	9,185

Warrants

As of December 31, 2013 and June 30, 2013, warrants that were exercisable for 3,906,853 shares of the Company’s common stock were recorded as derivative instruments. The value of warrants liability was $9 and $21 at December 31, 2013 and June 30, 2013, respectively. The decrease in fair value of warrants was $0 and $12 for the three and six months ended December 31, 2013, respectively, and was recorded as gain on change in fair value of warrants. The decrease in fair value of warrants was $41,317and $714,847, and was recorded as gain on change in fair value of warrants for the three and six months ended December 31, 2012.

The following is a summary of changes in warrant activities:

	Existing warrants at $48.00 (1)	Investor warrants at $12.00 (2)	Callable warrants at $12.00 (3)(6)	Callable warrants at $6.00 (4)(6)	Callable warrants at $15.00 (5)(6)	Total
Outstanding, December 31, 2012	36,973	590,446	3,199,190	30,244	50,000	3,906,853
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-

Outstanding, June 30, 2013	36,973	590,446	3,199,190	30,244	50,000	3,906,853
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding December 31, 2013	36,973	590,446	3,199,190	30,244	50,000	3,906,853

(1)	Exercisable at any time until April 9, 2017, with remaining contractual term of 3.27 years as of December 31, 2013.

(2)	Exercisable at any time until February 5, 2015, with remaining contractual term of 1.10 years as of December 31, 2013.

(3)	Exercisable at any time until March 11, 2015 and March 18, 2015, respectively, with remaining contractual term of 1.19 and 1.21 years as of December 31, 2013, respectively.

(4)	Exercisable until March 11, 2015, with remaining contractual term of 1.19 years as of December 31, 2013.

22

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(5)	Exercisable until July 1, 2015, with remaining contractual terms of 1.50 years as of December 31, 2013.

(6)	Exercisable for a period of five years from the date of issuance, and are callable at the Company’s election six months after the date of issuance if the Company’s common stock trades at a price equal to at least 150% of the exercise price with an average trading volume of at least 150,000 shares of common stock (as adjusted for any stock splits, stock dividends, combination and the like) per trading date for at least 10 consecutive trading days, and the underlying shares of common stock are registered.

Note 20 – Earnings (loss) per share

The following is a reconciliation of the basic and diluted earnings (loss) per share computation:

	For three months ended December 31,		For six months ended December 31,
	2013	2012	2013	2012
Net income (loss) for earnings (loss) per share	$(106,658)	$831,725	$1,054,226	$1,491,638
Weighted average shares used in basic and diluted computation	21,121,372	21,121,372	21,121,372	21,121,372
Earnings (loss) per share – Basic and Diluted	$(0.01)	$0.04	$0.05	$0.07

The Company had warrants and options exercisable for 3,916,038 shares of the Company’s common stock in the aggregate at December 31, 2013 and June 30, 2013, respectively. For the three and six month ended December 31, 2013 and 2012, all outstanding options and warrants were excluded from the diluted earnings per share calculation since they were anti-dilutive.

Note 21- Coal mine acquisitions

On May 20, 2011, the Company acquired 60% of the equity interests of Shuangrui Coal and Xingsheng Coal, and 100% of the equity interests of Shunli Coal.

In August and September 2011, the Company entered into supplemental agreements with the sellers of these three companies (collectively the “Supplement Agreements”) to memorialize certain agreed terms that were not reflected in the original purchase agreements. Specifically, all assets and liabilities of each company on or before the closing of the Company’s acquisition, other than such company’s mining rights, would be disposed of and assumed by the sellers as soon as practicable. The Company’s acquisition of these three companies included only their mining rights, as all other assets and liabilities were being disposed of by the sellers, and none of the three companies was operational. Therefore, the operating results of these three companies (other than with respect to their mining rights) from May 20, 2011 through December 31, 2013, which were mainly from disposing assets and liabilities (other than their mining rights), are not included in the accompanying unaudited condensed consolidated financial statements.

Although the Company has acquired the equity interests of these three entities, the parties’ intention, as memorialized in the Supplemental Agreements, is for the Company to acquire only their mining rights while all other assets and liabilities remain with the sellers. Thus, the respective purchase prices have been allocated solely to the mining rights.

Acquisition of Shuangrui Coal

On August 10, 2010, Hongli entered into an equity purchase agreement to acquire 60% of Shuangrui Coal, which operates Shuangrui coal mine, for a consideration of approximately $6.8 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongli, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Shuangrui Coal at the time of Hongli’s acquisition, other than its mining rights, are to be disposed of and/or assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 60% ownership of Shuangrui’s mining rights. As of June 30, 2013, approximately $6.6 million (RMB 41 million) was paid. During the year ended June 30, 2012, Hongli acquired the remaining 40% and then transferred 100% of its ownership to Hongchang. As a result, the Company accrued $4,558,400 (RMB 28 million) payable to Shuangrui Coal’s sellers (see Note 17).

23

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of Xingsheng Coal

On August 10, 2010, Hongli entered into an equity purchase agreement to acquire 60% of Xingsheng Coal, which operates the Xingsheng Mine, for a consideration of approximately $6.8 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongli, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Xingsheng Coal at the time of Hongli’s acquisition, other than its mining rights, are to be disposed of and/or assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 60% ownership of Xingsheng’s mining rights. The purchase price was paid in full in June 2011.

Acquisition of Shunli Coal

On May 19, 2011, Hongchang Coal entered into an equity purchase agreement to acquire 100% of Shunli Coal, which operates the Shunli Mine, for a consideration of approximately $6.8 million (RMB 42 million), payable in cash. Transfer of such equity interests to Hongchang, and registration of such transfer with the appropriate PRC authorities, were completed on May 20, 2011. As memorialized in the Supplement Agreement with the sellers, all assets and liabilities of Shunli Coal at the time of Hongli’s acquisition, other than its mining rights, were to be disposed of and/or are assumed by the sellers. As such, Hongli’s acquisition consideration is equivalent to the purchase price for 100% ownership of Shunli Coal’s mining rights. The purchase price was paid in full in June 2011. On July 2, 2012, Shunli Coal and Hongchang Coal entered into an agreement to transfer all of Shunli Coal’s mining rights to Hongchang Coal, in connection with the Company’s plans to consolidate mining areas under Hongchang Coal for future production. On July 4, 2012, Shunli Coal was dissolved.

Since the initial accounting for these acquisitions were for the mining rights only, the entire purchase price was allocated to the mining rights. The mining rights acquired are not being amortized because the businesses have not commenced any operations since their acquisitions.

Note 22 – Commitments and contingencies

Lease agreement

On April 12, 2013, the Company signed a lease agreement with Pingdingshan Hongfeng Coal Processing and Coking, Ltd., (“Hongfeng Coal”). Per the agreement, the Company may utilize Hongfeng Coal’s coke production facility, which has an annual capacity of 200,000 metric tons, for a period of one year. In exchange, the Company agreed to pay Hongfeng Coal $9.60 (RMB 60) per metric ton of coke produced from the leased facility.

Purchase commitment

The Company entered into several contracts with contractors and suppliers for the following projects:

	Aggregate contract amount	Payments made	Purchase commitment
Baofeng new coking plant	$65,901,168	$59,621,119	$6,280,049
Hongchang new mining tunnels	1,571,520	1,309,600	261,920
Hongchang safety instruments	16,370,000	3,274,000	13,096,000
Xingsheng safety instruments	19,828,981	14,258,270	5,570,711
Hongchang mine consolidation	33,150,887	11,246,190	21,904,697
Total	$136,822,556	$89,709,179	$47,113,377

The Company has entered into annual purchase agreements for coal to be delivered based on the Company’s quarterly demands. For the calendar year ending December 31, 2014, the aggregate contracted amount is approximately $162.9 million (RMB 1,001.4 million).

Note 23 – Statutory reserves

Applicable PRC laws and regulations require that before a foreign invested enterprise can legally distribute profits, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after the statutory reserves. The statutory reserves include the statutory surplus reserve fund and the enterprise expansion fund.

Each of the Company’s PRC subsidiary and VIEs is required to transfer 10% of its net income, as determined in accordance with the PRC Company Law, to a statutory surplus reserve fund until such reserve balance reaches 50% of each such entity’s registered capital. The transfer must be made before distribution of any dividends to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issuance is not less than 25% of the registered capital.

24

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The enterprise expansion fund may be used to acquire plant and equipment or to increase the working capital to expend on production and operation of the business. No minimum contribution is required

As of December 31, 2013, the statutory surplus reserves of Hongchang Coal and Hongli reached 50% of each entity’s registered capital. Hongguang Power, Shuangrui Coal and Xingsheng Coal did not make any contribution to the statutory reserve due to their respective operating loss. Zhonghong and Hongrun did not make any contribution as neither entity had operations.

Hongchang Coal is required by the PRC government to reserve safety and maintenance expense to the cost of production based on the actual quantity of coal exploited.  The amount of reserves is determined within the unit price range provided by Ministry of Finance of the PRC. Currently, Hongchang Coal reserves at RMB 6 per metric ton for safety expense and RMB 8.5 per metric ton for maintenance expense. Shuangrui Coal and Xingsheng Coal had no such reserve as of December 31, 2013.

The component of statutory reserves and the future contributions required pursuant to PRC Company Law are as follows:

	December 31, 2013	June 30, 2013	50% of registered capital	Future contributions required as of December 31, 2013

Hongli	$2,067,215	$2,067,215	$2,064,905	$-
Hongguang Power	-	-	1,514,590	1,514,590
Hongchang Coal	218,361	218,361	218,361	-
Shuangrui Coal	-	-	310,105	310,105
Xingsheng Coal	-	-	279,682	279,682
Hongrun	-	-	2,310,000	2,310,000
Hongyuan	-	-	1,500,000	1,500,000
Zhonghong	-	-	1,521,990	1,521,990
Statutory surplus reserve	2,285,576	2,285,576	9,719,633	7,436,367
Mine reproduction reserve	1,404,365	1,404,365	-	-
Total	$3,689,941	$3,689,941	$9,719,633	$7,436,367

Note 24 – Revenues by products

The Company considers itself, including its coal mining and coking operations and the sales of its coal and coke products, to be operating within one reportable segment. All of the Company’s products are sold within the PRC.  Major products for the three and six months ended December 31, 2013 and 2012 are summarized as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2013	2012	2013	2012
Coke	$11,170,042	$7,964,793	$22,431,112	$15,235,686
Coal tar	805,567	370,513	1,410,915	737,994
Raw coal	-	601,402	-	601,402
Mid-coal	451,753	500,721	827,361	1,150,659
Washed coal	-	9,148,580	4,165,770	16,198,595
Coke powder	308,291	2,445,930	1,149,000	4,395,274
Coal slurries	202,337	206,703	360,808	481,226
Crude benzol	270,263	-	339,257	-
Total	$13,208,253	$21,238,642	$30,684,223	$38,800,836

25

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of our operations and financial condition for the three and six months ended December 31, 2013 and 2012 should be read in conjunction with our financial statements and the notes thereto that are included elsewhere in this report. All monetary figures are presented in U.S. dollars, unless otherwise indicated.

Overview

We are a vertically-integrated coal and coke producer based in Henan Province, People’s Republic of China (“China” or “PRC”). We use coal that we extract and buy to produce basic and value-added coal products including raw (unprocessed) coal, washed coal, medium coal and coal slurries (by-products of the coal-washing process), and coke products including chemical and metallurgical coke and coal tar (a by-product of the coke manufacturing process).

Our business operations are conducted through Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. (“Hongli”), a PRC company that we control by a series of contractual arrangements between Hongli and Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”). Hongyuan is a PRC company wholly-owned by Top Favour Limited, a British Virgin Island company and our wholly-owned subsidiary.

As of December 31, 2013, our coke related activities were carried out by Hongli’s branch operation, Baofeng Coking Factory (“Baofeng Coking”), coal related activities by three of Hongli’s subsidiaries, namely Baofeng Hongchang Coal Co., Ltd. (“Hongchang Coal”), Baofeng Shuangrui Coal Mining Co., Ltd. (“Shuangrui Coal”) and Baofeng Xingsheng Coal Mining Co., Ltd. (“Xingsheng Coal”), and electricity generation by another Hongli subsidiary, Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd. (“Hongguang Power”). Baofeng Shunli Coal Mining Co., Ltd. (“Shunli Coal”), the operator of Shunli coal mine and which we acquired in May 2011, was dissolved in July 2012, and we are in the process of transferring its mine assets to, and consolidating them, under Hongchang Coal.

The coal-related activities for the periods discussed below are those of Hongchang Coal only, although its mining operations halted in September 2011. Our other coal mine companies have halted operations since the provincial-wide mining moratorium was imposed in June 2010. As of the date of this report, we do not know when the mining moratorium will be lifted, or when we can resume our mining operations, if at all.

We intend to transfer all coal related activities to the joint-venture established with Henan Province Coal Seam Gas Development and Utilization Co., Ltd. (“Henan Coal Seam Gas”), a state-owned enterprise and qualified provincial-level coal mine consolidator. The joint-venture, Henan Hongyuan Coal Seam Gas Engineering Technology Co., Ltd. (“Hongyuan CSG”), has been established, although our planned transfer of coal related activities to Hongyuan CSG has not been carried out as of the date of this report.

Our interests in Hongyuan CSG are held by Henan Zhonghong Energy Investment Co., Ltd. (“Zhonghong”), a company established in December 2010 and which equity interests are presently held on Hongli’s behalf and for its benefits by three nominees pursuant to share entrustment agreements.

In April, 2013, we began leasing a coking facility from Pingdingshan Hongfeng Coal Processing and Coking, Ltd. for one year. The leased facility (the “Hongfeng plant”) has an annual capacity of 200,000 metric tons and is approximately 3 miles from our existing plant. Production at the Hongfeng plant commenced in August 2013, and we believe that the skills we gain from operating its coke ovens will be invaluable for operating our 900,000 metric ton facility still under construction (the “new plant”).

On December 9, 2013, we entered into a tripartite agreement with Fangda Special Steel Technology Co., Ltd. (“Fangda”), China’s largest automobile spring steel producer, and Henan Shenhuo Group (“Shenhuo”), one of the six largest state-owned coal enterprises in Henan Province (the “Tripartite Agreement”). According to the terms of the agreement, we will supply 6,000 metric tons of grade II coke and 3,000 metric tons of clean coke to Fangda each month. As of the date of this report, we have received 23,000 metric tons of coal from Shenhuo while delivering 36,000 metric tons of grade II coke to Fangda. Management currently estimates that we will require an additional 367,000 metric tons of washed coal in order to hit our targeted amount of grade II coke available for delivery by the end of fiscal year 2014.

On December 18, 2013, we entered into an agreement with Jiyuan Tianlong Coking Co., Ltd. (“Jiyuan Tianlong”), an unrelated third party coke producer in Jiyuan City, Henan, to entrust us with the management of Jiyuan Tianlong’s equipment from December 18, 2013 to December 17, 2018, as Jiyuang Tianlong lacks access to suppliers and customers. During the term of the agreement, we will receive an annual management fee of approximately $16,370 (RMB 100,000) as well as all operating income, but are also liable for any resulting loss. At the end of the term or earlier termination of the agreement, the equipment will revert to Jiyuan Tianlong unless we decides to acquire Jiyuan Tianlong for a price based upon an independent third party appraisal value. We began utilizing the equipment for our operations in January 2014.

26

Results of Operations

Three and six months ended December 31, 2013, as compared to three and six months ended December 31, 2012

Overall, results of operations for the three months ended December 31, 2013 was significantly less than the same period last year, mainly due to a decrease in sales of coal products.

On a macro level, management has observed the following trends, which may have a direct impact on our operations in the near future: (1) a glut of steam coal (used primarily by power plants) has caused sharp decrease in steam coal prices; resulting in an overall downturn in the Chinese coal market, (2) coke market continues to struggle with a limited demand from crude steel factories, while demand for high grade coke remains strong from special steel manufacturers.

Revenue

For the three months ended December 31, 2013, revenue decreased by $8,030,389 or 37.81% to $13,208,253, as compared to the same period a year ago. Such decrease was mainly due to a significant decrease in sales of coal products. Such decreased sales reflected ongoing weak market demand, despite winter generally being a high coal consumption season. Revenue and quantity sold by product type for 2012 and 2013 are as follows:

	Revenues
	Coke Products	Coal Products	Total
Revenue
Three months ended December 31, 2012	$10,781,236	$10,457,406	$21,238,642
Three months ended December 31, 2013	12,554,163	654,090	13,208,253
Increase (decrease) in $	$1,772,927	$(9,803,316)	$(8,030,389)
Increase (decrease) in %	16.44%	(93.75)%	(37.81)%

Quantity sold (metric tons)
Three months ended December 31, 2012	57,854	64,471	122,325
Three months ended December 31, 2013	60,490	14,136	74,626
Increase (decrease)	2,636	(50,335)	(47,699)
% increase (decrease)	4.56%	(78.07)%	(38.99)%

95.05% of our three-month revenue came from coke products and 4.95% from coal products, as compared to 50.76% from coke products and 49.24% from coal products for the same period a year ago. The shifting percentages reflect changes to our operating strategy in order to adapt to market conditions. As current coal demand is very weak due to over capacity of crude steel, we temporarily stopped raw coal and washed coal trading. On the other hand, we have just established stable business relationship with one of China’s best-known special steel manufacturers, and we expect sales of coke and coke powder to this customer to steadily rise.

For the six months ended December 31, 2013, revenue decreased by $8,116,613 or 20.92% to $30,684,223, as compared to the same period a year ago. Such decrease was also mainly attributable to decreased sales of coal products. Revenue and quantity sold by product type are as follows for the 2012 and 2013 periods as follows:

	Revenues
	Coke products	Coal products	Total
Revenue
Six months ended December 31, 2012	$20,368,954	$18,431,882	$38,800,836
Six months ended December 31, 2013	25,330,284	5,353,939	30,684,223
Increase (decrease) in $	$4,961,330	$(13,077,943)	$(8,116,613)
Increase (decrease) in %	24.36%	(70.95)%	(20.92)%

Quantity sold (metric tons)
Six months ended December 31, 2012	107,137	120,714	227,851
Six months ended December 31, 2013	118,764	50,899	169,663
Increase (decrease)	11,627	(69,815)	(58,188)
% Increase (decrease)	10.85%	(57.84)%	(25.54)%

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82.55% of our six-month revenue came from coke products and 17.45% from coal products, as compared to 52.50% from coke products and 47.50% from coal products for the same period of last year. Again, we changed our operating strategy in response to market conditions, resulting in the shifting percentages of our revenue composition.

Coke products include finished coke (a key raw material for producing steel), coke powder (a smaller-grained coke that can be produced along with coke and used by the non-ferrous metallurgical industry) and coal tar (a byproduct of the coke manufacturing process). Coal products include unprocessed metallurgical coal, processed or washed coal, medium or mid-coal and coal slurries, which are by-products of the coal washing process and used primarily to generate electricity and for heating. As used in this discussion and analysis, unless otherwise indicated, “coke” includes both coke and coke powder, and “raw coal” includes both thermal and metallurgical coal that is unwashed and relatively unprocessed, as well as mid-coal and coal slurries.

Average selling price per metric ton for our principal coke products are as follows for the periods indicated:

Average Selling Price of Coke Products

	Coke	Coal Tar	Crude Benzene			Coke Powder
Three months ended December 31, 2012	$207	$257	$	N/A		$137
Three months ended December 31, 2013	201	320		1,040		146
Increase (decrease) in $	$(6)	$63	$	N/A		$9
Increase (decrease) in %	(2.90)%	24.51%		N/A	%	6.57%

Six months ended December 31, 2012	$203	$257	$	N/A		$150
Six months ended December 31, 2013	210	317		738		164
Increase (decrease) in $	$7	$60	$	N/A		$14
Increase (decrease) in %	3.45%	23.35%		N/A	%	9.33%

Average selling price per metric ton for our four principal coal products are as follows for the periods indicated:

Average Selling Price of Coal Products

	Raw Coal			Thermal Coal	Coal Slurries	Washed Coal
Three months ended December 31, 2012		$114		$61	$51		$195
Three months ended December 31, 2013		N/A		49	42		N/A
Increase (decrease) in $	$	N/A		$(12)	$(9)	$	N/A
Increase (decrease) in %		N/A	%	(19.67)%	(17.65)%		N/A %

Six months ended December 31, 2012		$114		$61	$51		$186
Six months ended December 31, 2013		N/A		48	42		166
Increase (decrease) in $	$	N/A		$(13)	$(9)		$(20)
Increase (decrease) in %		N/A	%	(21.31)%	(17.65)%		(10.75)%

Generally, our selling prices are driven by a number of factors, including the particular composition and quality of the coal or coke we sell, their prevailing market prices locally and throughout China as well as in the global marketplace, timing of sales, delivery terms, and our relationships with our customers and our negotiations of their purchase orders. Average prices of coal products are also influenced by changes in the coal mixtures (with different grades and heat content) that we sell to our customers.

Revenue and quantity sold of each coke product for the three months ended December 31, 2013 and 2012 are as follows:

	Coke	Coke Powder	Coal Tar	Crude Benzene	Total
Revenue
Three months ended December 31, 2012	$7,964,793	$2,445,930	$370,513	$0	$10,781,236
Three months ended December 31, 2013	11,170,042	308,291	805,567	270,263	12,554,163
Increase (decrease) in $	$3,205,249	$(2,137,639)	$435,054	$270,263	$1,772,927
Increase (decrease) in %	40.24%	(87.40)%	117.42%	N/A	16.44%

Quantity sold (metric tons)
Three months ended December 31, 2012	38,526	17,887	1,441	0	57,854
Three months ended December 31, 2013	55,602	2,108	2,520	260	60,490
Increase (decrease)	17,076	(15,779)	1,079	260	2,636
% Increase (decrease)	44.32%	(88.22)%	74.88%	N/A	4.56%

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Revenue and quantity sold of each coke product for the six months ended December 31, 2013 and 2012 are as follows:

	Coke	Coke Powder	Coal Tar	Crude Benzene	Total
Revenue
Six months ended December 31, 2012	$15,235,686	$4,395,274	$737,994	$0	$20,368,954
Six months ended December 31, 2013	22,431,112	1,149,000	1,410,915	339,257	25,330,284
Increase (decrease) in $	$7,195,426	$(3,246,274)	$672,921	$339,257	$4,961,330
Increase (decrease) in %	47.23%	(73.86)%	91.18%	N/A	24.36%

Quantity sold (metric tons)
Six months ended December 31, 2012	75,051	29,212	2,874	0	107,137
Six months ended December 31, 2013	106,863	6,992	4,449	460	118,764
Increase (decrease)	31,812	(22,220)	1,575	460	11,627
% increase (decrease)	42.39%	(76.06)%	54.80%	N/A	10.85%

Higher coke and coal tar revenues period-over period for both the three- and six-month periods resulted from increased coke and coal tar production capacity, while lower coke powder sales resulted from smaller purchase orders from our customers.

Revenue and quantity sold of each coal product for the three months ended December 31, 2013 are as follows for the periods indicated:

	Raw Coal	Thermal Coal	Coal Slurries	Washed Coal	Total
Revenue
Three months ended December 31, 2012	$601,402	$500,721	$206,703	$9,148,580	$10,457,406
Three months ended December 31, 2013	0	451,753	202,337	0	654,090
Increase (decrease) in $	$(601,402)	$(48,968)	$(4,366)	$(9,131,441)	$(9,803,316)
Increase (decrease) in %	(100)%	(9.78)%	(2.11)%	(100)%	(93.75)%

Quantity sold (metric tons)
Three months ended December 31, 2012	5,283	8,219	4,018	46,951	64,471
Three months ended December 31, 2013	0	9,284	4,852	0	14,136
Increase (decrease)	(5,283)	1,065	834	(46,951)	(50,335)
% Increase (decrease)	(100)%	12.95%	20.76%	(100)%	(78.07)%

Revenue and quantity sold of each coal product for the six months ended December 31, 2013 are as follows for the periods indicated:

	Raw Coal	Thermal Coal	Coal Slurries	Washed Coal	Total
Revenue
Six months ended December 31, 2012	$601,402	$1,150,659	$481,226	$16,198,595	$18,431,882
Six months ended December 31, 2013	0	827,361	360,808	4,165,770	5,353,939
Increase (decrease) in $	$(601,402)	$(323,298)	$(120,418)	$(12,032,825)	$(13,077,943)
Increase (decrease) in %	(100)%	(28.10)%	(25.02)%	(74.28)%	(70.95)%

Quantity sold (metric tons)
Six months ended December 31, 2012	5,283	18,992	9,371	87,138	120,714
Six months ended December 31, 2013	0	17,061	8,680	25,158	50,899
Increase (decrease)	(5,283)	1,861	(691)	(61,980)	(69,815)
% increase (decrease)	(100)%	(9.84)%	(7.37)%	(71.13)%	(57.84)%

Lower revenues for raw coal and washed coal period-over-period for both the three and six-month periods reflected our strategy change in response to a very weak coal market, as discussed earlier. Also, as we have been purchasing washed coal, the volume of raw coal that we processed correspondingly decreased, which resulted in decreased thermal coal and coal slurries sales.

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Cost of Revenue

Cost of revenue for the three months ended December 31, 2013 decreased by 39.07%, from $18,302,685 to $11,152,697, while cost of revenue for the six months ended December 31, 2013 decreased by 24.81%, from $33,955,623 to $25,531,366. The decrease for both the three and six-month periods resulted from decreased sales of coal products and decreased purchasing costs of coal, offset by increased coke products sales.

Gross Profit

Gross profit for the three months ended December 31, 2013 was $2,055,556, a decrease of $880,401 or 29.99%, from $2,935,957 for the same period a year ago. However, because we stopped engaging in coal trading (which tends to be a low margin business), gross profit margin increased by approximately 1.74% to 15.56%.

Gross profit for the six months ended December 31, 2013 was $5,152,857, an increase of $307,644 or 6.35%, from $4,845,213 for the same period a year ago. As a result, gross profit margin increased by approximately 4.31% to 16.79%.

Operating Expenses

Operating expenses, which consist of selling and general and administrative (“G&A”) expenses, was $515,000 for the three months ended December 31, 2013, a decrease of $108,521 or 17.4% as compared to the same period a year ago. Selling expenses decreased by $2,422 or 5.74%, to $39,754. G&A expenses decreased by $106,099 or 18.25% to $475,246, mainly due to a $25,016 reduction in consulting fees, as well as a $79,198 reduction in public relationship fees.

Operating expenses was $1,159,455 for the six months ended December 31, 2013, a decrease of $134,475 or 10.39% as compared to the same period a year ago. Selling expenses decreased by $5,129 or 5.98%, to $80,628. G&A expenses decreased by $129,346 or 10.71%, to $1,078,827, mainly due to a $62,757 reduction in consulting fees, as well as a $146,132,198 reduction in public relationship fees. While the Company had bad debt expense of $89,348 for the six months ended December 31, 2013, there was none for the six months ended December 31, 2012.

Other Income and Expense

Other income and expense includes finance expenses (which consist of interest and other finance expenses, net of interest income), income and expenses not related to our principal operations, and changes in fair value of warrants.

For the three months ended December 31, 2013, we had net other expenses, net of $1,215,812 from the following:

(1)	Interest income of $184,247 from Ziben Tiantang’s loan receivable;

(2)	Interest expense of $1,311,812 from our loan with Bairui Trust Co., Ltd. (“Bairui Trust”); and

(3)	Other finance expenses of $87,717 for bank transaction fees.

For the three months ended December 31, 2012, we had net other expenses, net of $830,473, from the following:

(1)	Financing expenses of $880,123, taking into account both $208,461 of interest income from our loan to Ziben Tiantang, and $997,461 of interest expense for our loans from Bairui Trust and Shanghai Pudong Development Bank (“SPDB”); and

(2)	Changes in fair value of warrants of $41,317 of gain.

For the six months ended December 31, 2013, we had other expenses, net of $1,873,487 from the following:

(1)	Interest income of $367,340 from Ziben Tiantang’s loan receivable;

(2)	Interest expense of $2,090,597 from our loan with Bairui Trust; and

(3)	Other finance expenses of $150,260 for bank transaction fees.

For the six months ended December 31, 2012, we had other expenses, net of $1,028,151, due to the following:

(1)	Financing expense of $1,751,331, taking into account both interest income of $431,101 from our loan to Ziben Tiantang, and $2,019,065 of interest expense for our loans from Bairui Trust and SPDB; and

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(2)	Changes in fair value of warrants of $714,847 of gain.

Provision for Income Taxes

Provision for income taxes for the three months ended December 31, 2013 decreased by $218,306 to $431,932 due primarily to our decreased profits.

Provision for income taxes for the six months ended December 31, 2013 increased by $34,195 to $1,065,689.

Net Income

As a result of the foregoing, especially our lower coal revenue, net loss for the three months ended December 31, 2013, including change in fair value of warrants, was $106,658, as compared to $831,725 of net income for the three months ended December 31, 2012.

Likewise, net income for the six months ended December 31, 2013, including change in fair value of warrants, was $1,054,226, as compared to $1,491,638 for the same period last year.

Liquidity and Capital Resources

As of December 31, 2013, our cash balance was $87,328, which was not sufficient for future operations. Our financial statements have accordingly been prepared in accordance with U.S. GAAP on a going concern basis.  The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. Our ability to continue as a going concern depends upon the liquidation of our current assets. In addition to our low cash position at December 31, 2013, we were slow in collecting our loans receivable and granted an extension as to their repayment as well as the related interest receivable. We also did not make a quarterly interest payment of approximately $1.5 million originally due in January 2014 (now extended to February 28, 2014) to Bairui Trust in connection with our long term loan.

In an effort to improve its financial position, we are trying to obtain new loans from banks and to increase sales of higher profit margin coke and coke by-products. We continue to wait for the mine consolidation schedule to finalize. If the schedule should finalize by next year, we may be able to obtain lines of credit by pledging our mining rights as collateral. Management believes that if successfully executed, the foregoing actions would enable us to continue as a going-concern.

As discussed in Note 1 to the financial statements included in our Form 10-K for the fiscal year ended June 30, 2013, we also reported liquidity and going concern issues as of June 30, 2013.

In summary, our cash flows are as follows:

	Six months ended December 31
	2013	2012
Net cash provided by (used in) operating activities	$(763,780)	$3,448,166
Net cash provided by investing activities	-	786,923
Net cash used in financing activities	(66,160)	(6,306,715)

Net Cash Provided by (Used in) Operating Activities

Net operating outflows for the six months ended December 31, 2013 resulted from a combination of the following factors: (1) increase in accounts receivable of approximately $4.0 million; (2) decrease in advances to suppliers of approximately $2.0 million; (3) increase in inventory of approximately $0.5 million; (4) increase in accounts payable of approximately $1.5 million; and (5) increase in other receivable of approximately $1.5 million. The changes in accounts receivable, advances to suppliers, and inventory and accounts payable were mainly due to the Tripartite Agreement, which resulted in increased coke production and sales. Other receivable increased when we made an additional deposit of approximately $1.6 million in connection with an auction. The auction is being held by Pingdingshan Rural Credit Cooperative Union of certain non performing assets, including mining rights. The deposit allows us to bid at the auction, and will be applied to our purchase price if we win. Otherwise the deposit will be returned to us before December 31, 2014.

Net cash provided by operating activities for the six months ended December 31, 2012 mainly resulted from (1) decrease in advances to suppliers of approximately $4.4 million, and (2) increase in accounts receivable of approximately $2.9 million. Advances to suppliers decreased due to the receipts of our inventories during the last three months of the period. Accounts receivable increased as we extended credit terms to our major customers.

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Net Cash Provided by Investing Activities

For the six months ended December 31, 2013, we had no cash flow from investing activities.

For the six months ended December 31, 2012, we received approximately $1.1 million in loan repayments from an unrelated third party, but also lent that same party approximately $350,000 in additional funds.

Net Cash Provided by (Used in) Financing Activities

For the six months ended December 31, 2013, net cash used in financing activities resulted from a combination of the following factors: (1) SPDB lifted restrictions on approximately $9.8 million on deposits due to the maturity of certain related note payables; (2) we repaid approximately $9.8 million of such notes payable, and (3) we obtained a short-term loan from an unrelated party of $162,700 on October 1, 2013, which was repaid on October 14, 2013.

For the six months ended December 31, 2012, (1) SPDB lifted restrictions on approximately $3.2 million on deposits due to the maturity of certain related notes payable, (2) we repaid approximately $4.8 million of such notes payable, and (3) we repaid approximately $4.8 million to Bairui Trust.

Capital Resources

Funding for our business activities has historically been provided by cash flow from operations, short-term bank loan financing, and loans from our CEO.

We also have arrangements with certain banks pursuant to which we are able to issue short-term notes to pay our vendors, secured against our deposits with the banks of 50% or 100% of the face value of the notes as well as guarantees from our CEO, Hongli and/or an unrelated third party. We currently have such arrangements with SPDB. Under our arrangements with SPDB, we are subject to a diligence review for each note issued, and SPDB charges us a processing fee based on 0.05% of the face value of each note.

On April 2, 2011, Hongli entered into a loan agreement with Bairui Trust, pursuant to which Bairui Trust agreed to loan Hongli RMB 360 million (approximately $57.06 million), of which RMB 180 million was due on April 2, 2013, and RMB 180 million on April 2, 2014, with annual interest rate of 6.3%. Bairui Trust made the loan to Hongli on April 3, 2011. On November 30, 2011, Hongli entered into a supplemental agreement with Bairui Trust to amend the terms such that RMB 30 million (approximately $4.8 million) became due on October 2, 2012, RMB 100 million (approximately $15.8 million) on April 2, 2013, RMB 50 million (approximately $7.9 million) on October 2, 2013, and RMB 180 million (approximately $28.5 million) on April 2, 2014. We made the October 2, 2012 payment on December 25, 2012, including outstanding interest charge for late payment. We repaid $3.2 million (RMB 20 million) on April 3, 2013, and entered into another supplemental agreement with Bairui Trust on April 23, 2013 to extend the due date for the remaining $12.7 million (RMB 80 million). Of such remaining principal, the due date for $3.2 million (RMB 20 million) was extended to December 2, 2013 with an annual interest rate of 6.3% starting from April 23, 2013. The due date for $4.8 million (RMB 30 million) was extended to January 2, 2014 with an annual interest rate of 6.3% starting from April 23, 2013. The due date for $4.8 million (RMB 30 million) was extended to February 2, 2014 with an annual interest rate of 6.3% starting from April 23, 2013. Between April 3, 2013 and April 23, 2013, Bairui Trust charged a 9.45% annual interest rate on the entire $12.7 million outstanding.

On October 1, 2013, the parties executed an extension agreement, for the remaining balance of approximately $50.7 million (RMB 310 million) with a 9.9% interest rate as follows:

Loan Amount (in USD)	Loan Amount (in RMB)	Extended Loan Repayment Date	New Interest Rate Period
$8,185,000	¥50,000,000	October 2, 2016	October 3, 2013 – October 2, 2016
3,274,000	20,000,000	December 2, 2016	December 3, 2013 – December 2, 2016
4,911,000	30,000,000	January 2, 2017	January 3, 2014 – January 2, 2017
4,911,000	30,000,000	February 2, 2017	February 3, 2014 – February 2, 2017
29,466,000	180,000,000	April 2, 2017	April 3, 2014 – April 2, 2017
$50,747,000	¥310,000,000

Our business plan involves growing our business through the following:

(1)	Expand and modernize our production facilities, recapture more coking by-products for refinement and production into useful industrial chemicals and high value-added chemical products, and in the process also achieve greater energy efficiency and lessen any environmental impact. With the added capacities from the leased Hongfeng plant as well as the entrusted Jiuyuan Tianlong equipment, we now have access to over 1 million metric tons of coking capacity, from which we hope to improve both revenue and net income.

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(2)	Identify and establish long-term relationships with larger and better-quality customers. We are already doing business with Fangda, with sales expected to gradually increase.

(3)	Look for opportunities to build long-term relationship with quality coal producers to ensure our supply. To that end, Shenhuo is already supplying us under the Tripartite Agreement. Under such arrangement, we do not need to make any prepayments or purchase inventory until all coke products ordered by Fangda are delivered, and our receivables from Fangda are settled. As such, we can increase coke sales without significant demand on working capital.

(4)	Acquire other coal mines to source raw materials

The following is expected to require capital resources:

•	New Coking Facility. We intend to use our line of credit from Pingdingshan Rural Cooperative Bank (“PRCB”) to complete the construction of our new coking facility located adjacent to our current Pingdingshan plant.

•	Coal Mine Safety Improvement Projects. We are required by the Henan government to upgrade safety-related systems at our coal mines in order to be approved to resume our mining operations. The total estimated cost for such upgrades is approximately $36.2 million. We will be responsible for approximately 70% of the total estimated cost, approximately $25.3 million, under the structure of our joint-venture with Henan Coal Seam Gas. As of the date of this report, we have paid approximately $17.5 million for these projects. We are also in the process of merging the operations of Hongchang mine, Shunli mine and Shuangrui mine into a fully integrated mining operation. The total estimated cost of such integration is approximately $33.2 million, of which we have paid approximately $11.2 million.

•	Bairui Trust Loan. We will be required to make upcoming payments of approximately $8.2 million (RMB 50 million) due in October 2016, approximately $3.3 million (RMB 20 million) due in December 2016, approximately $4.9 million (RMB 30 million) due in January 2017, approximately $4.9 million (RMB 30 million) due in February 2017, and approximately $29.5 million due in April 2017.

During the six months ended December 31, 2013, we had no capital expenditures.

Any current and future facility expansion and acquisitions will require additional financing and/or equity capital and will be dependent upon the availability of financing arrangements and capital at the time.

We have not experienced any material losses since inception relating to accidents or other similar events. See “Risk Factors - We may suffer losses resulting from industry-related accidents and lack of insurance” in the Annual Report.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Other than our warrant liability, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our financial statements elsewhere in this report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis:

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Revenue recognition

We recognize revenue from the sale of coal and coke, our principal products, at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations on our part exist and collectability is reasonably assured. This generally occurs when coal or coke is loaded onto trains or trucks at one of our loading facilities or at third-party facilities. Accordingly, management is required to apply its own judgment regarding collectability based on its experience and knowledge of its current customers, and thus exercise a certain degree of discretion.

Most, if not all, of the electricity generated by Hongguang Power is typically used internally by Baofeng Coking. Supply of surplus electricity generated by Hongguang Power to the national power grid is mandated by the local utilities board. The value of the surplus electricity supplied, if it exists, is calculated based on actual kilowatt-hours produced and transmitted and at a fixed rate determined under contract.

Coal and coke sales represent the invoiced value of goods, net of a value-added tax (“VAT”), sales discounts and actual returns at the time when product is sold to the customer.

Accounts receivables, trade

During the normal course of business, we extend unsecured credit not exceeding three months to our customers. Management regularly reviews aging of receivables and changes in payment trends by its customers, and records allowance when management believes collection of amounts due are at risk. Accounts receivables are considered past due after three months from the date credit was granted. Accounts considered uncollectible after exhaustive efforts to collect are written off. We regularly review the credit worthiness of our customers and, based on the results of such credit review, determine whether extended payment terms can be granted to or, in some cases, partial prepayment is required from certain customers. No allowance for doubtful accounts is considered necessary at the balance sheets dates.

Intangible assets - mining rights, net

Mining rights are capitalized at fair value when acquired, including amounts associated with any value beyond proven and probable reserves, and amortized to operations as depletion expense using the units-of-production method over the estimated proven and probable recoverable tons. Our coal reserves are controlled through direct ownership by our VIEs which generally last until the recoverable reserves are depleted.

Impairment of long-lived assets

We evaluate long-lived tangible and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows, in accordance with the accounting guidance regarding “Disposal of Long-Lived Assets.” Recoverability is measured by comparing an asset’s carrying value to the related projected undiscounted cash flows generated by the long-lived asset or asset group, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. When the carrying value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss to the extent that the carrying value exceeds its fair value. As of September 30, 2013, there was no impairment of long-lived assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and/or third party independent appraisals.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the three months ended December 31, 2013, there were no material changes to the quantitative and qualitative information about market risk that we previously disclosed in Item 7A of our Annual Report.

ITEM 4.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

During the reporting period covered by this report, and under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), we conducted an evaluation of our disclosure controls and procedures that were in effect at the end of the period covered by this report. Disclosure controls and procedures are defined under Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

34

Based on their evaluation of the disclosure controls and procedures, management concluded that the Company continues to have the following material weakness in its internal control over financial reporting as of December 31, 2013:

(a)	We did not have sufficient skilled accounting personnel that are either qualified as Certified Public Accountants in the United States or that have received education from U.S. institutions or other educational programs that would provide adequate relevant education relating to U.S. GAAP. The Company’s Chief Financial Officer and Controller have limited experience with U.S. GAAP and are not U.S. Certified Public Accountants. Furthermore, our operating subsidiaries are based in China and are therefore required to comply with PRC GAAP, rather than U.S. GAAP. Thus, the accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the preparation of consolidated financial statements, are inadequate, and determined to be a material weakness.

(b)	We have not completed our internal control processes for some of our major cycles and have not performed any testing on any of our internal controls.

Based on their evaluation, and considering the material weaknesses and significant deficiencies previously identified and discussed in our internal control over financial reporting under Item 9A (“Controls and Procedures”) in our Annual Report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures at December 31, 2013 were not effective.

Management’s Remediation Initiatives

In an effort to remedy the foregoing material weaknesses in the future, we have completed the following initiatives:

•	Develop a comprehensive training and development plan for our finance, accounting and internal audit personnel, including our Chief Financial Officer, Controller, in the principles and rules of U.S. GAAP, SEC reporting requirements and the application thereof; and

•	Design and implement a program to provide ongoing company-wide training regarding our internal controls, with particular emphasis on our finance and accounting staff.

In addition, we intend to do the following:

•	Implement an internal review process over financial reporting to review all recent accounting pronouncements and to verify that any accounting treatment identified in such report has been fully implemented and confirmed by our third-party consultant, and to continue to improve our ongoing review and supervision of our internal control over financial reporting; and

•	Hire a full-time employee who possesses the requisite U.S. GAAP experience and education.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2013 covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

None.

ITEM1A.	RISK FACTORS.

There have been no material changes to the Company’s risk factors which are included and described in our Annual Report. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

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ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4.	MINE SAFETY DISCLOSURES

The disclosures required by Item 4 are not applicable to our operations, as the Company has no mining operations in the United States.

ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS

Exhibit Number	Description
3.1	Articles of Incorporation, as amended (1)
3.2	Articles of Amendment to Articles of Incorporation (2)
3.3	Bylaws (1)
10.1	Loan Agreement between Top Favour and Ziben Tiantang dated December 8, 2013 *
10.2	Entrustment Agreement between Hongyuan and Jiyuan Tianlong dated December 18, 2013 *
31.1	Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
99.1	Short-term Loan Agreement between Hongli and Yujiang Guan dated September 30, 2013 *
99.2	Assets Transfer Agreement (Supplement) between Hongli and PRCB dated December 30, 2013 *
101. INS	XBRL Instance Document * **
101.SCH	XBRL Taxonomy Extension Schema Document * **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document* **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document* **
101.LAB	XBRL Taxonomy Extension Label Linkbase Document* **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document* **

* Filed herewith.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Incorporated by reference to the Form 10-SB filed by the Company with the Securities and Exchange Commission on November 18, 1999.

(2)	Incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 8, 2011.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.

Dated: February 19, 2014	By:	/s/ Jianhua Lv
Jianhua Lv
Chief Executive Officer
(Principal Executive Officer)

Dated: February 19, 2014	By:	/s/ Zan Wu
Zan Wu
Chief Financial Officer
(Principal Financial and Accounting Officer)

37

Exhibit 10.1

Loan contract

Borrower (Party A):	Ziben Tiantang Co., Ltd.

Lender (Party B):	Top Favour Limited

In the view of certain foreign matters, and based upon mutual negotiations, the parties enter into the following agreement.

1.	Loan Amount

Party A hereby confirms that it has borrowed US$10,044,200.00$ from Party B as of the signing of this agreement.

2.	Interest Rate

7%, which exceeds the standard annual loan interest rate of People's Bank of China for the same period.

3.	Term

The term of the loan is six months, from December 8, 2013 to June 7, 2014.

4.	Repayment

Procedures: Interest payment every six months, with repayment of loan principal and accrued interest at the end of the term. Interest and principal may be repaid in US dollars and Chinese Renminbi. Once the agreement is in effect, lender may arrange for return of payment to borrower upon one-month notice in the event borrower has urgent requirement for funds.

5.	Dispute Resolution

The parties will attempt to resolve any dispute by negotiation. If negotiation is unsuccessful, then the parties agree to arbitrate their dispute in the jurisdiction where the agreement is entered into.

6.	Others

(a)	No party may unilaterally modify or terminate the agreement. If any party seeks to modify or terminate the agreement in accordance with to the Contract Law of the People's Republic of China, such party must notify in writing, and reach an understanding with, the other party.

(b)	The parties shall negotiate on any matters not addressed herein, and supplement the agreement accordingly. Any such supplement shall have the same legal effect as this agreement.

(c)	Each party shall hold one copy of this agreement, and the agreement shall take effect upon the parties’ seals.

(d)	This agreement is entered into in Pingdingshan City, Henan Province, on December 8, 2013.

Borrowers (seal): Ziben Tiantang Co., Ltd. [seal]	Lender (seal): Top Favour Limited [seal]
Legal Representative (signature):	Legal representative (signature):
Agent (signature):	Agent (signature):

Dated: 12/8/2013

Exhibit 10.2

Entrustment Agreement

Consignor:	Jiyuan Tianlong Coking Co., Ltd.

Consignee:	Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd.

Based upon mutual sincerity, trust and cooperation, the parties agree as follows:

1.	Scope of Entrustment Service

Management of safety, production, technology, financial and operational matters relating to the assets of Jiyuan Tianlong recorded at December 18, 2013.

2.	Term of Entrustment

From December 18, 2013 to December 17, 2018, for total of 5 years

3.	Rights and Obligations of Both Parties

(a)	Obligations of Consignor

(i)	Subject to Consignor’s rights, Consignor must allow consignee to complete all entrusted matters.

(ii)	Consignor must transfer all entrusted equipment and related files, information and data to Consignee, and complete all transfer procedure.

(iii)	Consignor shall be responsible for all liabilities incurred prior to the entrustment, and must not allow any such liabilities to affect Consignee’s ability to manage production and operation.

(iv)	Upon the expiration or earlier termination of the entrustment period, Consignor must take back from Consignee all entrusted equipment, files, information and data.

(b)	Obligations of Consignee

(i)	Consignee must complete all entrusted matters within the scope of Consignor’s entrustment and the entrustment period, and must provide a completed work summary and related accounting of the entrusted matters upon request.

(ii)	Consignee shall be solely responsible for its management and any profit and loss.

(iii)	Consignee shall complete all entrusted matters independently, and may not assign any such matters without Consignor’s prior written consent.

(iv)	Consignee may evaluate and audit Consignor’s assets in accordance with Chinese and United States securities laws, and based upon third-party reports, acquire such assets. Consignee shall establish a branch office to manage such assets of Consignor, with any tax reimbursement to be applied against Consignor’s liabilities.

(v)	Upon the expiration of the entrustment period, Consignee must return all equipment, files, information and data to Consignor, excepting those it has acquired.

4.	Entrustment Fee

RMB 100,000.00 per year

5.	Liability for Breach

If any party causes any damage to the other party as a result of its performance of its obligations under the agreement, such breaching party shall, in addition to continuing such obligations, take remedial measures or compensate for such damage.

6.	Dispute Resolution

The parties will attempt to resolve any dispute by negotiation. If negotiation is unsuccessful, then the dispute shall be resolved in accordance with applicable laws.

7.	Other Terms

(a)	The parties shall negotiate on any matters not addressed herein, and supplement the agreement accordingly. Any such supplement shall have the same legal effect as this agreement.

(b)	This agreement shall take effect upon the parties’ signatures or seals.

(c)	This agreement shall be in six copies, with each party holding three copies.

Consignor: (sealed)	Consignee: (sealed)

Legal representative: /s/ HUANG Zhongping	Legal representative: /s/ LV Jianhua

Date: 12/18/2018	Date: 12/18/2018

Exhibit 31.1

CERTIFICATION

I, Jianhua Lv, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of SinoCoking Coal and Coke Chemical Industries, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 19, 2014	By:	/s/ Jianhua Lv
Jianhua Lv,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Zan Wu, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of SinoCoking Coal and Coke Chemical Industries, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: February 19, 2014	By:	/s/ Zan Wu
Zan Wu,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

In connection with the periodic report of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2013, as filed with the Securities and Exchange Commission (the “Report”), I, Jianhua Lv, Chief Executive Officer (Principal Executive Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: February 19, 2014	By:	/s/ Jianhua Lv
Jianhua Lv,
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

In connection with the periodic report of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2013, as filed with the Securities and Exchange Commission (the “Report”), I, Zan Wu, Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: February 19, 2014	By:	/s/ Zan Wu
Zan Wu,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 99.1

Short-term Loan Agreement

Party A: Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. - Baofeng Coking Factory

Party B: GUAN Yujiang

Based on the principle of mutual benefits, the parties enter, and agree to abide by, this short-term loan agreement.

1.	Because of cash flow requirements of Party A, RMB 10 million from Party B will go into the account of Party A, of which Party A will expend RMB 9 million.

2.	Party A will assist Party B with its cash flow, and shall deem the remaining RMB 1 million from Party B as a short-term loan.

3.	The term of the loan is one month and without interest, to be repaid in full at the end of the term.

4.	The parties shall each hold one copy of this agreement, to be in effect upon the parties signatures and seals.

5.	This agreement is entered into in Pingdingshan City, Henan Province, on September 30, 2013.

Party A: [seal]	Party B:	/s/ GUAN Yujiang

/s/ LV Jianhua

Exhibit 99.2

Assets Transfer Agreement (Supplement)

Party A:	Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd.

Party B:	Pingdingshan Rural Credit Cooperative Union

Pingdingshan Rural Credit Cooperative Union is prepared to transfer certain assets. Based upon mutual trust and after consultations, the parties agree as follows:

1.	Based upon evaluation, bid solicitation, listing and auction, Party B will openly transfer assets under management valued at RMB 0.12 billion (actual value to be determined by evaluation).

2.	Pursuant to previously executed assets transfer agreement, Party A has already remitted RMB 30 million as security in connection with the auction.

3.	Because of internal matters, Party B will delay the auction, with the specific time to be announced separately.

4.	If Party A acquires the assets at the auction, its remitted security shall be applied against the value of the assets as determined at the auction (based on the actual auctioned price). If Party A does not acquire the assets, Party B shall refund the security to Party A prior to December 31, 2014.

5.	This agreement will be a part of the previously executed assets transfer agreement, with the same legal effect. Each of Party A and Party B shall hold one copy of this agreement, to be in effect upon the parties’ signatures and seals.

6.	The parties shall resolve their dispute through negotiation.

Party A:	[seal]	Party B: [seal]

	/s/FAN Jiangong	/s/MA Baojun

Date: 12/30/2013